Engine Capital Nominates a Slate of Highly Qualified Director Candidates for Election at CMCT's 2021 Annual Meeting of Shareholders

Reiterates Belief that the Status Quo is Untenable and that the Company’s Board Must Act Decisively to Unlock Shareholder Value

Confident that its Slate of Six Highly Qualified, Independent Nominees with Significant Relevant Industry and Financial Expertise Will Revitalize the Board and Deliver Results for all CMCT’s Shareholders

NEW YORK, December 11, 2020 /Business Wire/ -- Engine Capital, L.P. (together with its affiliates, "Engine"), a shareholder of CIM Commercial Trust Corporation ("CMCT" or the "Company") (NASDAQ: CMCT) with an ownership of approximately 6.1% of the Company, today announced that it has nominated a slate of six highly qualified director candidates, Arnaud Ajdler, Sam Bakhshandehpour, Alan L. Bazaar, Charles R. Holzer, John T. Livingston and Stuart M. Milstein, for election to the board of directors of CMCT (the "Board") at the Company's upcoming 2021 Annual Meeting of Shareholders.

Engine believes the case for much-needed change at the Company is predicated on the following:

•	The Company’s stock price trades at $12.06 per share,[1] a staggering 57.7% discount relative to its latest Net Asset Value (“NAV”) of $28.49 per share, while CMCT’s shareholders continue to pay a management fee to CMCT’s external operator and administrative services provider (together with its affiliates, “CIM Group”) based on that NAV, highlighting what is in our view a misalignment of incentives between CMCT’s shareholders and CIM Group.

•	Engine’s concerns that certain of the Board’s actions overwhelmingly favor the interests of CIM Group (whose principal, Mr. Ressler, is also Chairman of the Board of CMCT) to the detriment of CMCT’s shareholders, including the fact that CIM Group is paid an annual management fee that represents an amount in excess of 5% of the Company’s market capitalization.[2]

•	The Board’s decision to pay CIM Group first quarter management fees calculated based on the $28.49 NAV per share but paid in CMCT shares based on a value of $11.60 per share, which we believe was a self-serving and incredibly dilutive share issuance at a ~59% discount to the CMCT’s NAV per share, whereby the Board de facto issued 1.4% of the Company to CIM Group at a very depressed share price.[3]

1 Based on the closing share price on December 10, 2020.

2 Calculated by annualizing the $7,126,000 in asset management fees paid to CIM Group for Q1 through Q3 2020 as disclosed in the Company’s Quarterly Report on Form 10-Q and dividing that number by CMCT’s market capitalization on December 10, 2020.

3 Calculated by dividing the 203,349 shares of CMCT issued to CIM Group for Q1 2020’s asset management fees in lieu of a cash payment by the 14,602,149 shares of CMCT outstanding prior to such issuance as disclosed in the Company’s 2019 Annual Report on Form 10-K.

•	Engine’s concerns about the potential conflicts of interest between CMCT and CIM Group and the priorities of CMCT’s Board given that three of CMCT’s board members (Mr. Ressler, Avraham Shemesh and Shaul Kuba) are principals of CIM Group.

•	Engine’s belief that the Board has failed its unaffiliated shareholders by refusing to acknowledge the inherent challenges in maintaining the Company’s status as a small cap public REIT with an oversized overhead structure and to initiate a process to maximize value and allow shareholders to realize the intrinsic value of CMCT.

Engine believes shareholder engagement by a board is a basic bedrock of good corporate governance and questions CIM Group’s recent public commitment to Environmental, Social and Governance (ESG) principles4 while its Principal, Mr. Ressler, who is Chairman of the Board of CMCT, has been unwilling, despite numerous requests, to engage with Engine, the Company’s largest unaffiliated shareholder.

Arnaud Ajdler, Managing Member of Engine Capital said “It is clear to us that the Board can no longer take a “business as usual” approach to overseeing the Company. Given the level of dissatisfaction expressed by the unaffiliated shareholders at the previous Annual Meeting, we expected the Board to have been more willing to work collaboratively with us in order to avoid a proxy contest. While we remain open to constructive dialogue, given the current Board’s intransigent refusal to meet with us to discuss a framework to achieve that objective, we are left with no choice but to nominate a slate of six highly qualified director candidates at the upcoming Annual Meeting. CMCT deserves a board that is fully aligned with its shareholders and whose reputation is not eclipsed by any potential conflicts of interest. Our nominees are experienced business leaders with relevant industry experience that are committed to acting in the best interest of all shareholders as independent directors.”

Engine's nominees are:

Arnaud Ajdler is the Managing Partner of Engine Capital Management, LP, a value-oriented investment firm and the Company’s largest unaffiliated shareholder. Engine believes that Mr. Ajdler’s investment expertise across a broad range of industries, together with his significant public company board experience and strong alignment with the interests of the Company’s shareholders will make him a valuable asset to the Board.

Sam Bakhshandehpour currently serves as the President of ThinkFoodGroup, the company behind José Andrés’ restaurant group. He is also the CEO & Managing Partner of Silverstone, a vertically integrated hospitality and lifestyle firm, and the Co-Founder and Principal of Cultivate Hospitality Group, a full-service food & beverage management consulting firm. Engine believes that Mr. Bakhshandehpour is a seasoned business executive whose leadership roles in real estate, hospitality and investment banking will make him a valuable addition to the Board.

4 See page 12 of CMCT’s Q3 2020 Presentation attached as Exhibit 99.2 to the Company’s Current Report on 8-K, filed on November 9, 2020.

Alan L. Bazaar is the Chief Executive Officer of Hollow Brook Wealth Management LLC, an investment advisory services firm. Currently, Mr. Bazaar serves as the Chairman of the Board of Directors of Wireless Telecom Group, Inc. (NYSE AMERICAN: WTT), which designs and manufactures radio frequency and microwave-based products for wireless and advanced communications industries. Engine believes that Mr. Bazaar’s successful track record as an accomplished business leader with significant experience as a CEO and public company director would make him a valuable addition to the Board.

Charles R. Holzer is the Chief Executive Officer and owner of Worth Capital Holdings LLC, where some of his responsibilities have included the acquisition, financing, development and management of $1,000,000,000 in various real estate transactions as well as the creation, operation and eventual sale of a nationwide commercial mortgage finance company. Currently, Mr. Holzer serves on the Board of Directors of each of Waitr Holdings Inc. (NASDAQ: WTRH), a leader in on-demand food ordering and delivery, the Treehouse Real Estate Investment Trust Inc., a real estate investment company, and BeaconLight Capital, LLC, an alternative asset management firm,. Engine believes that Mr. Holzer’s significant financial and managerial experience, which includes real estate investments and development, makes him well qualified to serve on the Board.

John T. Livingston has served as an active private investor in real estate projects nationally, since August 2018. Most recently, Mr. Livingston was the Founder and served as the Chief Executive Officer of AECOM Capital, a co-GP real estate fund and subsidiary of AECOM (NYSE: ACM), a premier global infrastructure consulting firm, from October 2012 to August 2018. Engine believes that Mr. Livingston’s expertise in real estate as a result of decades of experience as a lender, acquisitions officer, professor, developer, investor, president and chief executive officer of both a development and construction company, make him well qualified to serve on the Board.

Stuart M. Milstein is the Founder and Principal of Drake Street Partners LLC, which is a real estate investment firm focused on value-add repositioning opportunities in the New York metro area. Mr. Milstein’s professional experience includes prior roles as Senior Vice President – Acquisitions for Beacon Capital Partners, LLC, a real estate investment firm and Vice President – Acquisitions and Capital Markets for Vornado Realty Trust (NYSE: VNO). Engine believes that Mr. Milstein’s significant experience in the real estate investment industry will make him a valuable addition to the Board.

ABOUT ENGINE CAPITAL

Engine Capital is a value-oriented special situations fund that invests both actively and passively in companies undergoing change.

Investor contact:
Engine Capital, L.P.
Arnaud Ajdler
(212) 321-0048
aajdler@enginecap.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Engine Capital, L.P. (“Engine Capital”), together with the other participants named herein (collectively, “Engine”), intends to file a preliminary proxy statement and an accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of director nominees at the 2021 annual meeting of stockholders of CIM Commercial Trust Corporation, a Delaware corporation (the “Company”).

ENGINE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A WHITE PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are expected to be Engine Capital, Engine Jet Capital, L.P. (“Engine Jet”), Engine Capital Management, LP (“Engine Management”), Engine Capital Management GP, LLC (“Engine GP”), Engine Investments, LLC (“Engine Investments”), Arnaud Ajdler, Sam Bakhshandehpour, Alan L. Bazaar, Charles R. Holzer, John T. Livingston and Stuart M. Milstein (collectively, the “Participants”).

As of the date hereof, Engine Capital directly owned 749,179 shares of Common Stock, $0.01 par value (the “Common Stock”), of the Company. As of the date hereof, Engine Jet directly owned 161,553 shares of Common Stock. Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed the beneficial owner of the 910,732 shares of Common Stock owned directly by Engine Capital and Engine Jet. Engine GP, as the general partner of Engine Management, may be deemed the beneficial owner of the 910,732 shares of Common Stock owned directly by Engine Capital and Engine Jet. Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed the beneficial owner of the 910,732 shares of Common Stock owned directly by Engine Capital and Engine Jet. Mr. Ajdler, as the Managing Partner of Engine Management, and the Managing Member of each of Engine GP and Engine Investments, may be deemed the beneficial owner of the 910,732 shares of Common Stock owned directly by Engine Capital and Engine Jet. As of the date hereof, none of Messrs. Bakhshandehpour, Bazaar, Holzer, Livingston and Milstein beneficially owned any shares of Common Stock.